Exhibit 99.4

INFOSYS TECHNOLOGIES
Q2 FY05 EARNINGS CALL
OCTOBER 12, 2004

Moderator: Good afternoon ladies and gentleman. I am Prathiba, the moderator for this conference. Welcome to the Infosys second quarter earnings call. For the duration of the presentation all participants’ lines will be in the listen-only mode. After the presentation, the Q&A session will be conducted for participants connect to the SingTel Bridge. After that, there would be a Q&A session for participants connected to CyberBazaar India. I would now like to hand over the floor to Infosys Management. Thank you and over to Infosys.

Krishnan: Thank you Prathibha. Good afternoon and thank you all for joining us today to discuss the financial results for the second quarter and half year ended September 30, 2004. I am Krishnan, and I am a member of investor relation team in Bangalore. Joining me today in this conference room in Bangalore, India, is CEO and President Mr. Nandan Nilekani, COO Mr. Kris Gopalakrishnan, and CFO Mr. Mohandas Pai and other members of senior management team. We will start with a brief statement on the performance of company during the quarter and the outlook for the future. After which we will open up the discussion for question and answers. Before I hand over to Mr. Nilekani, I have a small but important task to perform in reminding you that anything that we say that refers to our outlook for the future is a forward looking statement and it must read in conjunction with the risk that the company faces. A full statement and explanation of these risk is with our filing with SEC which may be found on www.sec.gov. I would now like to hand over to Mr. Nandan Nilekani, President and CEO of Infosys technology.

Nandan Nilekani: Thank you Krishnan, I think we have a good quarter. Based on quarter and the business outlook we have revised the guidance for the financial year. We are now saying, we will do between Rs.7132 crores to Rs.7160 crores, which is annual growth rate of between 47-48% and we expect earnings per share to be Rs.67 which is an annual growth rate of 43%. In addition, we have declared an interim dividend of Rs.5 per share which is 100% on equity share of par value of Rs.5. Another important facet of this quarter was the strong growth in effort especially on the offshore side. Kris will tell you more about that. We are also finding that our whole philosophy of modular global sourcing is now becoming accepted by customers and is approaching, is the outsourcing approach for many companies across all industries. Our pricing has been stable and our focus is to continue to focus on scalability and one dimension of that is more than 5000 people that we have hired, but equally importantly we want to combine scalability which gives us rapid growth with differentiation which is a key to higher client value, and therefore our focus on rapid growth combined with quick differentiation is really the essence of our model. With this, I will request Kris to go through the operational performance. After which Mr. Pai will go through the financial performance. Kris.

Kris Gopalakrishnan: Thank you Nandan. Good afternoon everyone. If you look at geography wise, North America is 65.2% of revenues, Europe is 21.4, rest of the world is 11.7, and India is 1.7. If you look at last 12 month basis, Europe and rest of the world have gone up and it is because of proactive marketing as well as the Expert acquisition in Australia. Utilization continues to be high, excluding trainees it is 81%, including trainees it is 71.4. This is the quarter where we get most of our campus recruits joining the company and that’s one of the reasons why we had 5010 net addition of employees. The onsite ratio has come down to 31.5% in terms of effort. This is a proactive initiative we have taken. This is beneficial to our clients and it also helps Infosys margins. We have 146 million dollar clients, 60 $5 million clients, last quarter we had 53 $5 million clients, 31 $10 million clients versus 27 last quarter, 7 $40 million client compared to 5 $40 million clients. So in all these parameters we have seen growth. We have 3 $50 million clients. The top client contributes to 5.5% of revenues. Top 5 clients contribute 21.6% of revenues which is the same as last quarter. We added 32 new clients. The growth has been similar across all vertical industries. One sector which stands out is probably the telecom sector which we saw good growth this quarter. This is coming from both the carriers, the services provider space as well as on the product side. We are seeing some investment happening from the R&D product companies. Finacle which is our banking product has made further inroads outside India as well as in India and continues to do well. We have had 5010 employees net addition, with this the total strength of the group stands at 32,949. We had invested Rs.176 crores in capital expenses this quarter, with this, in the first half we have invested Rs.312 crores. For the rest of the year we estimate an investment of about Rs.285-430 crores of capital investment. We have about 50 lakh square feet of space, which is capable of accommodating about 26,000 professionals and we have 35 lakh square feet under construction which will accommodate a further 15000 professionals, Mohan......

Mohan: Thank you Kris. Pricing has been stable during the quarter. Pricing has been stable with a positive upward bias. We have seen some new clients come in at higher rates. We have seen some uptake in the pricing with existing clients where they came up for negotiations. Our margins have been stable. Under Indian GAAP, operating profit was 28.6% as against 28.8% the previous quarter. SG&A was 15% as against 14.7% on a consolidated basis. We have seen nonoperating income go up to 1.7% from about 1% last quarter, the reason has been that we have had a positive exchange variation of Rs.4.3 crore rupees as against the negative 13.92, and this has led to a slightly higher other income. Tax rate is up at 4.7% as against 4.2 because of taxation on other income. We have also seen that we have the ability to hire and meet part of the training cost of 5000 professionals in this particular quarter. Cash flows have been strong and we have a surplus cash balance of about Rs.350 crores which has been added to our cash balance. We have a foreign exchange hedge of $180 million as at quarter end, which has been marked to market at 45.91. Thank you very much now we are open to questions from all of you.

Moderator: Thank you very much sir. At this moment I would like to hand over the floor to Zaini at SingTel to conduct the Q&A for participants connected there. After this we will have a question and answer session for India participants. Thank you and over to Zaini.

Moderator: Thank you Prathiba. We will no begin the Q&A session for participants connected to this SingTel Bridge. Please press *0 to ask a question. Thank you.

Nandan Nilekani: Prathiba is there a problem.

Moderator: Hello Zaini.

Moderator: Just a moment please, Prathiba.

Nandan Nilekani: Do you think we can start with India.

Moderator: We can go on to questions in India sir.

Moderator: Just a moment please.

Nandan Nilekani: Prathiba I think we will go with India and then.

Moderator: Sure sir we will do that.

Moderator: Prathiba.

Moderator: Yes Zaini, do you have questions there.

Moderator: Yes we do Prathibha.

Moderator: Could you please announce the first participant.

Moderator: Yes, just a moment.

Moderator: We will move over to India first sir, then we will take questions from SingTel.

Nandan Nilekani: Yes please.

Moderator: Thank you very much sir. We will now begin the Q&A interactive session for India participants. Participants who wish to ask questions please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Please use handsets while asking a question. To ask a question, please press *1 now.

First in line, we have Mr. Ashish Agarwal from IL&FS.

Ashish: My first question is regarding the pricing scenario, do you see a stable billing rates or do you see that billing rates will increase going forward and what is the billing rate for this quarter?

Basab Pradhan: Yeah, this is Basab Pradhan, Head of Sales. We are seeing a slight uptake on pricing with new MSA’s , new clients that we are signing up of about 4 to 5% on the contracts that we have signed in the last two to three months. On existing contracts we have had two or three instances where upon contract negotiations we have received a prize increase but it is far away from becoming a trend. I will hand this over to Mohan for the billing rates information.

Mohandas Pai: On site went up sequentially by 1.7% to 10889, and offshore by 0.7% 4532. So there has been an uptake, it is a the question of the mix, there has been some new business at new rates, but new business is not making an impact on the portfolio, but overall like we said, pricing is stable with a positive upward bias, in the sense that new customers are coming in at higher rates.

Ashish: Yeah, this quarter, you have added on 5000 people, it is basically the freshers which have been added or and other thing like, you said that, in the next two quarter it will be 4000 to 4500 people, so you expect more of these, what will be the profile of these people which you will add, will it be the fresher or lateral entry?

Hema: Hi this is Hema here. We have a typical ratio, we added about 4300 freshers and 900 experienced hires in the software professionals area. And our typical trends are in the range of 70 to 80% of our recruitment is at the entry level, and the rest is the experienced hires. Same trend would continue.

Moderator: Thank you very much sir. We take our next question from Mr. Amit Khurana of IL&FS.

Amit: Thank you so much, just to take this forward, the issue of getting the price increases, Basab, could you give us the sense of how easy it is to get the price increases, I mean are the clients very receptive on this, especially we still have a very strong competition coming in from (clear) non-Indian vendors, so what are the considerations now at the client level that they are open to giving price hikes for the new engagements?

Basup Pradhan: Well, I can tell you from long experience that clients are never receptive to rate increases. So really it is a question of what is the supply-demand equation out there, what is the competition, and right now, our focus on increasing our revenue productivity or average bill rates is really to look at the service mix that we have, and see if we can change it from primarily a heavy weightage towards application development and application maintenance to other services like enterprise solutions, like technology solutions and consulting, and these we feel can take our average bill rates higher. On the MSA’s as I mentioned earlier, with new contracts on new clients, we are able to get higher than our average bill rates by about 4 to 5%. That is what we have seen in the last few months. With existing clients, the norm is going to be while there always be exceptions, but the norm is going to be that the rate re-negotiations will happen when the contract comes up for renewal, and at that time, you know, its again, it depends on whether the rates are, they feel that the rates are above market or not and then its negotiation, and I think beyond that it is really hard to pin the tail of the donkey on this.

Amit: Okay, just one final clarification? Mohan you gave us the rates productive for offshore and on site, does that include Progeon averages as well?

Mohandas Pai: No, it is only for software services, only for Infosys and the service business like in Australia too. It is not for Progeon

Amit: All right, thanks a lot and all the best.

Moderator: Thank you very much sir. Coming up next is a question from Mr. Anantha Narayan of JM Morgan Stanley.

Anantha: Thank you and good afternoon everyone. The business has scaled up quite significantly in the past 4 or 5 years and the foot print has increased as well, Has there been any difference in the visibility that you have going forward over this period of time?

Kris Gopalakrishnan: Our standard practice is that we have 85 to 90% visibility for the quarter coming, and as we go forward, for example, over the next four quarters, we have typically 60 to 65% visibility, and you know, it does not really change because that is how we base our guidance, forecast, etc.., on, how we do our planning, in some sense it is part of the model itself.

Anantha: But wouldn’t visibility increase as the scale of the business increases with customers, and as the business gets more diversified?

Kris Gopalakrishnan: See our model always has been focused on building long-term relationships, high percentage of repeat business. So, the model continues actually, and we have good relationship with our clients. We have good feel for where the market is going, but it is limited and that continues.

Anantha: Okay, thanks a lot.

Moderator: Thank you very much sir. Next in line we have Mr. Sanjeev Kapur from Sharrkhan.

Sanjeev: Hi, good afternoon. We listened to Basab regarding prices for the new clients going up by 4 to 5%? Can we just be a little bit more elaborative.... Is it in limit to a particular vertical or is it..., and what is driving those prices going up?

Mohandas Pai: The 4 to 5% on new client contracts that I mentioned is across the board, all industries, and...the .... My surmise is that it is more a question of the excess supply in the system getting mopped up and spends in IT looking up, so we will have to see how this progresses over time, I would not jump to long-term conclusions yet on this.

Sanjeev: So it this sort of, what you are saying is, what we are getting is basically is that with demand supply sort of matching, or so is it something which is sustainable sort of, this price increase?

Mohandas Pai: While rates have been stable..over... for a while, right, for 2 or 3 quarters the rates have been stable. This is the first real sign of an uptake that we have seen both in terms of revenue productivity, but also in terms of the new client contracts that we are signing. So I would not make any long-term conclusions out of this and wait and see at least one or two more quarters.

Sanjeev: Okay thanks.

Moderator: Thank you very much sir. Next is a question from Mr. Shekar Singh of ICICI Securities.

Shekar Singh: Hello.

Moderator: Hello Mr. Singh.

Shekar Singh: Yeah.

Moderator: Are you on a speakerphone sir.

Shekar Singh: Yeah.

Moderator: Could you please pickup your handset there is a lot of feedback.

Shekar Singh: There is no handset over here.

Moderator: Okay, please continue.

Shekar Singh: I just wanted to know that there is this sharp shift in offshore effort or basically increase in this offshore effort, any specific reason for it.

Moderator: Yes sir, you can please go ahead, we have the management with us.

Nandan Nilekani: Yeah, Prathiba, I just want to make a small announcement. I am sorry we have got disconnected at this end. We will extend this call for another five more minutes. Thank you.

Shekar Singh: Okay. Basically the question which I was asking was, there has been a shift in offshore revenues as well as in terms of effort almost like 200 basis points, is there any specific reason for it or is it just a quarter on quarter fluctuation.

Shibulal: Yeah, Hi, this is Shibulal, Head of Worldwide Delivery. For the last few quarters we have focused on moving work offshore. We believe that it is much more value add for our customers and also for Infosys, and we have also added new services like testing, which are predominantly offshore centric. For example testing last quarter was about 5.3% of in our revenue. This quarter it is about 5.7%, so the focus we have on moving work offshore, having the portfolio of services in which some of the services are predominantly offshore, and growing at the faster rate has made that happen, thank you.

Shekar Singh: And, it does not have anything to do with the visa..., or if you can just give me an update on how the visa situation is within Infosys.

Shibulal: It has nothing to do with the visa situation. Our visa situation is fairly under control. We have 10,000 plus US visas, H1 and L1s together. Our utilization of visas at this point is about 52% to 55%, which is pretty healthy, and you know, at this point we do not see any material impact from visas over the next two to three quarters.

Shekar Singh: Thanks a lot.

Moderator: Thank you very much sir. Participants are kindly requested to use your handsets while asking a question. Next in line, we have Mr. Suprathim Basu from Deutsch Bank.

Suprathim Basu: Thanks, nice set of numbers. Quick question on the margins, you had two positive factors affecting your margins basically your move to offshore and the currency, and one negative factor which is the utilization, could you just walk me through in terms of what has been the interplay of these three factors.

MDP: I think I will take the question further to give you some more insight into the margins.

Suprathim Basu: Okay.

MDP: The average rupee-dollar rate for this quarter was 46.22, as against 45.31, so we had a depreciation of the rupee of 2%, and the period end rate was almost the same and that has given us an advantage of approximately Rs.26.28 crore rupees, and this was factored in when we gave the guidance because we said if there is an appreciation of.. I mean a depreciation of the rupee then the extra revenues will go into funding a business plan, so we have funded our business plan to the extent of about $5.1 million. So the rupee exchange rate has been utilized by increased spending as we had promised much earlier because that is what it is. Two, we had higher expenses this quarter on other issues, like for example increased cost of US healthcare, and we made some provision for post sale customer support. You see the post sale customer support has increased, systems are beefed up and we also had to pay some higher pay-roll tax in Australia. So if you factor all that in, the improvement in the margin because of the pricing and because of the fact that you had a greater offshore has been utilized by certain higher investments and expenditure that you had to incur although the margins are relatively flat.

Suprathim Basu: Okay, you have actually mentioned sometime back I think in your analyst day that that Infosys is comfortable with the margins that it is currently earning, and any gains that you get from say the currency or operating leverage would get plowed back in the business, so this is really the first quarter where we are seeing that plan in action.

MDP: Well this investment plan was there in the quarter one-two, but quarter one was just about $2.3 million, it has gone up to $5.1 million this quarter, I mean third quarter we plan to spend about $12.5 million. That is why if you look at the estimate you will find a slight decline in the margins, net margin, because we are going to spend another $5 million more in terms of our Q3. You must also understand that we have accelerated hiding. The hiring that we had in the second quarter is accelerated compared to the guidance we gave beginning of second quarter. The part of the expenditure also has been met out of this.

Suprathim Basu: Okay, so in effect are you then saying that there has been accelerated fulfillment of your annual plan and hence you should get a margin pickup at the end of the year.

Nandan Nilekani: Well, all we are saying is that we had accelerated hiring looking at business prospects so as to be ready if the business prospects turns out to be what it could be. So, to that extent, we have created a bench to meet the requirements because obviously the prospects are better in the previous quarter and we have increased our guidance.

Suprathim Basu: Thank you and good luck.

Nandan Nilekani: But I must make this statement that, for the next quarter we have given a guidance of 7.9% sequential growth, but please remember if you calculate the number of working days in the third quarter, the impact of lesser working days in the third quarter which are also billable days compared to second quarter has a impact on growth of 3% sequentially.

Suprathim Basu: Thank you.

Moderator: Thank you very much sir. At this movement, we would be taking questions from SingTel. After the Q&A session at SingTel, we come back to India to take the remaining questions. Thank you and over to Zaini.

Moderator: Thank you Prathiba, we will no begin the Q&A session for participants connected the SingTel bridge, please press 01 to ask a question. We have Mick Dillon calling in from Reuters Research, UK, go ahead sir.

Mic Dillon: Hi, its Mick Dillon here. I just wanted to ask a couple of short questions, if I may. The US growth, we have seen up until this quarter, 5 straight declines in US growth, and this quarter we have seen a re-acceleration, is that an industry trend or is that just Infosys specific if you have any opinion on that. The second question is, the last two questions are numbers questions, could I please get the head count and so the net adds in the quarter excluding Progeon, and finally the annualized billing rates please. Thank you.

Basab Pradhan: This is Basab Pradhan, I will answer the first question. You know, sequential growth quarter to quarter is a number that operates in a certain range because, you know, of the way period ending effects impact unclear it. As you go into the business units and geos and so on, the jumpiness just increases. So I really would not....

Mic Dillon: ...... I was speaking of the annualized growth in the US, not the sequential growth. So just as an example in March 03, that was 57% year on year growth in the US, then it declined down to 25% by June 04, and has now seen a re-acceleration to 33% year on year growth in US. Has the US as an industry reaccelerated or is this an Infosys specific issue.

Basab Pradhan: No, we do not really see that there is any difference between this quarter or the next quarter in the way the US operations are working. If there is a slow uptake in the IT spend, that is something which have been saying for the last couple of quarters, so it is possible that that is factored into the slight acceleration you see, but we expect that sequential growths in other parts of the world because they have grown on a smaller base will continue to exceed the US’ growth in the future as well.

Mic Dillon: I guess the trend I was looking for is do you expect annualized year on year growth in the US to continue to accelerate now that you have seen a turnaround in the growth rate, as I said, it had been declining for five straight quarters on an annualized basis, and now on an annualized basis it is growing again. Is this an expectation, you think will continue, or would at least try and continue.

Basab Pradhan: No we don’t expect the acceleration to continue in the US or nor do we have any expectation on the deceleration side. We think growth in all parts of the world for the company will continue to be strong and inline with the rest of the world as well.

Mic Dillon: Okay thank you, and just the head count numbers and the annualized bill rates.

Hema: The net additions for Infosys Technologies is 4547.

Mic Dillon: 4547.

Hema: Yeah.

Mic Dillon: Thank you, and I was just wondering what the annualized bill rates were as well please.

Mohandas Pai: Okay, let me give the monthly bill rates, you can multiply by 12. 10889 per month for onsite, and 4532 offshore per month.

Mic Dillon: Great, that is brilliant. Thank you very much.

Mohandas Pai: Thank you.

Moderator: Next, we have got Pratik Gupta from Citi Group, Singapore, go ahead please.

Pratik Gupta: ..........plan to spend about $12.5 million in the third quarter, I am assuming that all your investment plans, like you said earlier on would be sort of a reflection of any excess margins, which you earn. So, I am just wondering that if you for some reason the margins don’t pan out to be what they are, in the sense that, if let say the rupee appreciates or something, then would you be willing to cut back on the investments or would you rather accept a slightly lower margin. So, that is question No.1. And question 2 was, if you can just give us an update on the consulting and the Progeon businesses, please.

Mohandas Pai: Let me talk to you on the investment part. The investment is as per our sanctioned plan, and quite obviously in second quarter it has been slightly less than what we had sanctioned, and we have indicated a smaller margin and that the margin is slightly higher coupled with increase in other income. Now the investment in the third and fourth quarter is as per the budget, and at this point of time, we do think that we will go ahead with that sitting where we are and seeing what we do. We will go ahead with that, and quite obviously, if the rupee were to appreciate or some unforeseen happens, we will reexamine the whole issue and see what is committed and what is not committed, what is variable, what can be deferred, what gives greater value and take appropriate decisions.

Progeon, I will ask my colleague, Ramesh Kamath, the CFO of Progeon to talk about some numbers, before that I will request Steve to talk about Infosys Consulting.

Pratik Gupta: Sure thanks.

Steve Pratt: Hi this is Steve Pratt from Infosys Consulting. This is our first financial quarter and we expected our first revenue when we did indeed achieve that. The most important part of this quarter was building the leadership team of Infosys Consulting and from that perspective it was an really an outstanding quarter. We got very good recruits from the top-consulting firms, and I believe our strategy was to recruit the top 10% from those firms and I think we have achieved that [not audible]. I am very happy with the first part of our plan, which is to get the right team. Also with clients that, the message is clearly resonating with clients that are looking for a better alternative to the current consulting firms, and I think the model of bringing in very good high-end business consulting with very high quality global delivery and technology at an overall lower cost is really resonating. And from an internal team work perspective, I can say it could not have been much better that we are I think executing very well in the go to market areas and so I was very very happy with first quarter, I thought it was a great start.

Pratik Gupta: Could you just give us, what is your head count in consulting right now, and are you still on track for the 75 you have targeted by year end.

Steve: Yes we are on track, and so we had between number of people who have started and the number of people who have accepted we are at 34 right now.

Pratik Gupta: Okay Thank you.

Ramesh Kamath: About Progeon. Progeon has added two customers this quarter taking the total customer count to 18. The revenues for this quarter were 42 crores and the net profit was 5.2 crore as against a loss in the previous quarter of about 3.3 crores. We have added 420 employees taking the total head count to 2689 employee. Thank you.

Moderator: We have got Mr. Jay Sharma. Mr. Jai Sharma from Citi Group go ahead please.

Jay Sharma: Hi, congrats on great results. Just on the revenue growth this year, you are trying to add almost 500 million dollar in revenues, and I was wondering as we look into next financial year, do you think this kind of growth is sustainable and what are the challenges.

Nandan Nilekani: While, I think, we have look at you know 47-48 close to 50% growth, which is broadly what you are saying, but I think it is a little premature for us to talk about next year. It will depend on the continued outlook, it will depend on our ability to scale up. It will depend on how well our investments and differentiation pay off, and also I think it will depend on how we end the year. Because you know the ending quarter of this financial year is the ramp for the next year. So, I think the lot will depend on that. So, I think it is little premature to talk about it at the moment.

Jay Sharma: But Nandan, in terms of 500 million addition, this is rather huge number and 50% volume growth, again a huge number, has there anything changed in the business from what you have been seeing over last few years, and do you see that trend continuing into next year.

Nandan Nilekani: No I think you are seeing the accumulated impact of a number of things that we have done.

1.	I think we have done a good job on the reorganization. Today, we have 17 IBUs and ECUs, all of them dedicated to a particular industry or to particular geography or to a particular service line, and we have created these groups of empowered people who are all having their business plans and executing on those business plans. So we are creating multiple engines of growth.

2.	We are investing in subsidiaries in China, in Australia, Infosys Consulting and Progeon, so that also we expect to contribute.

3.	I think our recruitment engine has been scaled up, and they have done a remarkable job in that, and the very fact that they were able to recruit more than 5000 people on a net basis is testimony to the recruitment engine being scaled up.

4.	Our training also has been scaled up with the largest corporate university coming up in Mysore, where we can train 4000 people at a time, and so on and so forth. I think lot of investment, then I think our whole focus on performance matrix for employees, variable compensation, all those, role banding, these are all changes that have been you know orchestrated over the last 2-3 years, are all now in place, and then I think we have built the robust business platforms, which is to do with technology, systems processes, automation, streamlining of business process and all that. So it is difficult to pin it down to any one thing, but I think in the last year or two, we have done a lot of internal transformational work. So I think in that sense you know our focus has been to create a scalable robust business platform, and I think those things are now kicking in and you are seeing the impact of that in the growth rates.

Jay Sharma: Okay thanks and a small clarification for Mohan. Mohan, I was seeing, in ADR, sorry, for the US GAAP the EPS going up from 36 cents to 38 cents, so it is about 6%, but the Indian GAAP, the Indian rupee EPS is growing just from 16.7 to 17.2 by 2%, so just not very sure why is that.

Mohandas Pai: Well it has to do with the Indian rupee. For example, the average rupee dollar rate for the second quarter was 46.22 and in this quarter obviously the rate is, closing rate is 45.91, and we budgeted on 45.91. Plus like as I said, we are spending $5 million more, plus the full cost of the 5000 people hiring and training is going to come in this quarter because the hiring has been over the quarter and we started the opening balance of 5000 people who are under training. If you factored in, and all the investment, you will see a slight flattening of the margins. As far as the US GAAP is concerned, it is a currency factor that is playing out there quite there. In India is the currency factor, essentially difference is that currency factor.

Jay Sharma: Okay thanks a lot.

Moderator: Next we have Mr. Mahesh Vaze from New York Brisk Securities, go ahead Sir.

Mahesh Vaze: Mohan, your post sales client support provision has appeared only in last couple of quarters, whereas the fixed-price business as proportion of revenues has remained almost constant. What is the reason behind this?

Mohandas Pai: Well, no discernible trend, it is just that post sale customer support is linked to the level of execution of orders when they all end and there is no discernible trend, and we also make sure that any point of time we capture any delays in the project or any thing like that and put it as part of a provision. So if you look at it in the past it has always been slightly lumpy depending upon the closure of projects and many other events

Mahesh Vaze: Secondly Nandan, if one looks at the sequential growth then it is highest in several quarters, may be the last time it was above 15% was third quarter 01. Is there in your view some cyclical element to this growth, or its all structured.

Mohandas Pai: Yeah before Nandan answers that, I will just explain one point, for the next quarter I think we set is only 7.9% right.

Mahesh Vaze: Yeah.

Mohandas Pai: The reason is that there are lesser working days in quarter three compare to quarter two and the same number of working days were there in quarter three compared to quarter two, the growth rate will be up by another 3%. So, 3% of the growth rate for the third quarter is explained by the lesser number of working days, now Nandan will answer the cyclical thing.

Nandan Nilekani: I don’t think there is any cyclical thing, I think way to look at this whole thing is we have a long term secular trend which is driven by you know globalization, the global network created by technology, the coming online of a huge work force in India and China, and the general focus, you know, the world GDP is moving from more and more into services and specially fungible services. So I think there is a macro trend, which is driving that, and I think Infosys in particular because of its brand position and position of preeminence in India is at the intersection of these global trends, so that is driving the secular growth. Now it may be that in a given quarter you know customers may be spending less or there may be uncertainty, so those kind of things will be there, but the underlying secular trend I think is very strong.

Mahesh Vaze: One last thing, do you as Infosys have any preferences for one of the other presidential candidate, do you think one of them would be more positive.

Nandan Nilekani: We don’t take a view on the elections of other countries.

Mahesh Vaze: No but in terms of the policies I am talking about.

Nandan Nilekani: No I think we will pass on that.

Mahesh Vaze: Okay, fine. Thanks a lot and all the best.

Moderator: We have a final question from Mr. Bhuvanesh Singh form CSFB Singapore.

Bhuvanesh Singh: Congratulations on very good results. I had just one small clarification to ask. Mohan you mentioned that next quarter we have got less number of working days hence our growth is impacted by 3%, so when we go back to January quarter would the growth be positively impacted by 3% back, as we return back to the number of days.

Mohandas Pai: Well, I mean, you have a point in the sense that the number of working days in the fourth quarter this year could be higher, it definitely will have an impact in the growth rate other things remaining the same, but sitting as we do here when you make a forecast for the fourth quarter you do so on the base of the available information and that is why you will find at the sequential growth for the fourth quarter is 6.9% obviously, we will have a re-look once this quarter is over to see what is there in the fourth quarter.

Bhuvanesh Singh: So we haven’t currently basically kept this 3% number when we did the fourth quarter forecast.

Mohandas Pai: No we have not done that, we have just done on the basis of the model we have like I said in the press interview, we have a very sophisticated four dimensional model which looks at trends, which looks at data from the sales force, which looks at the data from the delivery folks, then factors in all the possibilities, and gives them a expected value and comes out with the number, so this number is what we have got on the system right now.

Bhuvanesh Singh: okay thanks. Just another small clarification, we mentioned that we have had some re-negotiations already done, has anyone of our top10 clients finished the re-negotiations or have they started it now or when does it happen.

Nandan Nilekani: Well the client contract that we have got negotiated upwards in this quarter, none of them were top10 clients. In the next few months we will have I think one or two of them that will come up for re-negotiation, but not in the past quarter.

Bhuvanesh Singh: Just on that, is there any postponement of re-negotiation because of the elections thing US, some clients saying that we will do it after the elections or something or is it going as per the normal routine.

Nandan Nilekani: No, re-negotiations will not get postponed because there is ongoing work there, so it will be a matter of renewing the contract, taking a re-look at the pricing and moving forward, in fact we haven’t really had any postponement on new client starts either. So, if there are any people there holding back because of the elections, there aren’t too many of them to impact our business at this stage.

Bhuvanesh Singh: Okay. thanks a lot.

Moderator: At this moment there are no further questions from participants at SingTel, I would like to hand over the proceedings back to Prathiba.

Moderator: Thank you very much Zaini.

Moderator: You are welcome.

Moderator: We will continue the Q&A session at India. We have our next question coming up from Mr. Kawaljit of Kotak.

Alroy: Ya, this is Alroy from Kotak, this question is for Nandan, I just wanted to know what kind of conditions need to prevail if Infosys’ margins need to halve from the current level.

Nandan Nilekani: What’s that.

Kawaljit: What conditions need to prevail if Infosys’ margin were to half from the current levels.

Nandan Nilekani: You mean come down you are saying?

Kawaljit: Yes yes come down, what kind of conditions need to you know exist in that kind of trend has to emerge.

Nandan Nilekani: Thermonuclear war definitely. Well, I think one is clearly pricing in the market and I think part of pricing is related to global inflation and generally customer perception of rising prices, part of it is related to commoditization of the services that we offer, part of it is related to demand-supply mismatch, part of it is related to our inability to create differentiation in the services and so forth, so clearly that’s an area where you know if it is not executed well, things can go wrong. And the other thing clearly is you know cost pressures as the demand for resources goes up, there no commensurate increase in resources, and you know, so obviously that combination of pricing flatness and costs going up will create the cleft stick approach to the margins. I would think those are the two big ones.

Kawaljit: And in terms of pricing at least as of now seems it seems to be you know positive trend somewhat you are seeing.

Nandan Nilekani: Yeah, I think as we have said, our pricing is stable, we have seen a small uptake, but its too early to read any trend into the uptake. We have got 1.7% improvement in onsite revenue productivity, a 0.7% improvement in offshore revenue productivity. New contracts are being signed on a typically 4-5% above our mean rate, our average rate. So I think those are the, you know, indicators we are, plus the other thing which we are doing is, we are trying to change the composition and increase the composition of revenue that are led from new services like consulting and other services, so all these things are contributing to the mix but I think its too early to say it’s a trend line, all we can say is pricing is stable and we see a small uptake but its too early to declare it as a trend line.

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Kawaljit: And how much of your price stability basically derives from the fact that the multinational competition hasn’t been you know as intense as one would have envisaged earlier, and you see that changing your price equation, maybe you know, when that intensifies you know something like 18 months or 24 months down the line.

Nandan Nilekani: No, I think the multinational competition certainly with couple of the big two incumbents is definitely there. I think everybody has woken up to the challenge. So I think that we have absorbed a lot of the multinational factor, and in our view the pricing contamination that is happening for the incumbents is a far more significant problem than the pricing pressure they will exert on us, because I don’t think in any market place a high cost provider can put pricing pressure on a low cost provider, it doesn’t make sense. So what is happening is that, while, as they expand their offshore, certainly I think the competition for human resources frankly is a bigger issue to me then the pricing pressure, but more importantly what is happening is as the world starts adjusting to a new equilibrium of valued performance price that we are bringing to the table, they are going to demand the same kind of pricing and value productivity from their existing suppliers, and therefore the price compression that is going to happen on them to my mind is a far bigger thing to worry about then any small pricing pressure on us.

Kawaljit: Thank you.

Moderator: Thank you very much sir. Next in line we have Ms. Neeta from Deccan Net.

Neeta: Good Morning

Moderator: Ms Neeta are you on the speaker phone madam.

Neeta: No, I am not.

Moderator: Okay, please go ahead.

Neeta: Good Afternoon, I would like to know why it is that the SG&A cost has gone up, because generally a small company when it transgresses into a medium sized or large company, this change is evident, are you going through a transformation so to speak.

Nandan Nilekani: Let me assure you that it is not our intention to increase SG&A at all, but if you look at the figures you will find that SG&A has gone up in the sense that there has been a slight uptick from 14.7% to 15%, and this has come up because of the fact that two of our subsidiaries in China and Infy Consulting in the United States are having negative net income, and negative net income implies that they are spending a lot of money on sales and marketing without corresponding revenues, and that is being absorbed. If you look at Infosys on a standalone basis, then SG&A in Quarter 2 is just 13% as against 12.8% in Quarter 1, and sales and marketing has gone up to 6.1% from 5.9% in the previous quarter. Where as G&A has remained constant at 6.9% in the last two quarters. It means that in Infosys we are investing in sales and marketing because that is the engine that gets us revenue, and our subsidiaries sales and marketing efforts are without corresponding revenue for two of them is driving up our cost to slight extent. We are very conscious of this. We look at it almost every week to make this sure that we don’t get this big company syndrome.

Neeta: Right. That’s what I was wondering. And also, I see that you are shifting focus from North America to Europe and other parts of the world, is it because you are trying to explore new avenues and de-risk from North America and other American, south American, the America combination so to speak, and what are the constraints that you face when you enter a new market like Europe with the language and the pricing policies.

Kris Gopalakrishnan: Definitely we have over the last few quarters proactively tried to increase the non–US business. We invested in acquiring Expert in Australia. We invested in sales and marketing in Europe, so that is the reason why you are seeing a shift. We want to have a balanced mix of revenues from different geographies. North America continues to be the best and the biggest market, still we want to balance our portfolio to reduce the risk. When you enter new markets of course there is language, culture etc., and the credibility in that market, brand equity in that market, all those things are factors which need to be addressed. In the Non-English speaking countries like Germany, France or Italy or Japan etc., it becomes all the more important that you have sufficient number of people who can speak the local languages. We are aware of the situation and we are making investments, for example. Japanese classes for some of our employees, we have recruited in Japan and got those employees to work in India for some time before they will go back to Japan, so there are various initiatives we are taking to address the issue of language, culture, etc.

Neeta: Right. Thank you so much.

Moderator: Thank you very much madam, we take our next question from Mr. Surinder Goel of SSKI Securities.

Surinder: Good afternoon everyone. Nandan, you spoke on increase in modular global sourcing, just wanted to understand in your opinion what kind of impact will it have on the growth rates and profitability for Indian IT services players over the coming years.

Basup Pradhan: Okay, this is Basup. On the modular global sourcing and generally the way we look at IT and sourcing, we believe that it has got into a stage where it is well understood enough for companies to look at their IT not as one incomprehensible hole, but to look at its parts and figure out how to optimize each single part, you know, kind of like the way automobiles are put together today. Now, the impact that has on growth and profitability, I believe that to a certain extent in a not very sophisticated manner Indian Companies today are actually, their model serves the modular global sourcing paradigm. And the real question is going to be how does MGS impact the incumbents and outsourcing, and we believe that there will be a fairly disruptive impact to the large outsources who really thrive on this all at once re-badge everyone, homogenous IT that needs to be just made more efficient by cutting head count that kind of a model, and I think the modularity that we are getting our clients to see in their IT and sourcing initiatives will be disruptive to their business model.

Surinder: Okay. Does it imply higher growth potential in existing service lines.

Basup Pradhan: Well, as I said we and other Indian IT Companies have been working under the modularity, the modular global sourcing paradigm. So, compared to our current growth and profitability I don’t see that getting impacted, but really the impact is going to be on how we can use this to take market share from the incumbents and that’s going to be the interesting battle in the market place.

Surinder: Okay. Thanks a lot

Moderator: Thank you very much sir. We take our next question from Mr. Chellappa of Franklin Templeton

Chellappa: Good afternoon, what are the major risks to revenue growth at this point of time.

Nandan Nilekani: What is the question?

Chellappa: What are the major risks to revenue growth at this point of time.

Nandan Nilekani: Well, I think the major risk to revenue growth at this point of time has been stated in our filing with SEC, the risk would include country risk like visa risk, it could include political risk like a War, it could include some hostilities breaking out between areas, it could include pricing risk like a large global player coming and doing something very dramatic, I mean, we can imagine many many risks, but the key thing is, what are the risks on the table that could impact us. I think we have factored in whatever we believed could be the risk into our model at this point of time.

Chellappa: Okay thanks.

Moderator: Thank you very much sir. I would like to hand over the floor back to the Infosys Management for final remarks.

Nandan Nilekani: Well once again at the end of the analyst conference for Quarter 2, I am grateful to all the participants both in India and abroad, and we do hope that you been able to get a good understanding of where we are and where we are going, and we look forward to having a similar conversation with all of you same time in January, thank you very much. Bye.

Moderator: Ladies and gentlemen thank you for choosing CyberBazaar`s Conferencing Service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.